

Mail Stop 3030

November 25, 2008

Mr. Anthony W. Boor
Chief Financial Officer
Brightpoint, Inc.
2601 Metropolis Parkway
Suite 210
Plainfield, IN 46168

> **Re:** **Brightpoint, Inc.**
> **Form 10-K for year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-12845**

Dear Mr. Boor:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Cover Page

1.   Tell us why the cover page of your periodic and current reports under Exchange
      Act section 13 refers to Commission file no. 0-23494, rather than the file number
      you use when electronically submitting your filings, 1-12845.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 24

Return on Invested Capital from Operations (ROIC), page 31

2.   We note that the presentation of Return on Invested Capital from Operations
      includes the non-GAAP measure, "Operating income after taxes." This measure
      excludes the restructuring charge from operating income. Please tell us how this
      presentation meets the requirements of Item 10(e)(1) of Regulation S-K.
      Additionally, to the extent that you include non-GAAP financial information in
      future filings, please provide all of the disclosures required by Item 10(e)(1)(i) of
      Regulation S-K and the substantive disclosures outlined in Question 8 of the
      Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated
      June 13, 2003, including:

      •   the substantive reasons why management believes the non-GAAP measure
          provides useful information to investors;

      •   the specific manner in which management uses the non-GAAP measure to
          conduct or evaluate its business;

      •   the economic substance behind management's decision to use the measure;
          and

      •   the material limitations associated with the use of the non-GAAP measure as
          compared to the use of the most directly comparable GAAP measure,
          including the manner in which management compensates for these limitations
          when using the non-GAAP measure.

      Please also apply this comment to the similar measure provided in your Forms 10-
      Q. Also respond with respect to the measure of Return on Tangible Capital from
      Operations (as disclosed in the Form 10-Q as of September 30, 2008) which
      includes a non-GAAP measure of operating earnings excluding restructuring
      charges and recurring amortization.

Executive Compensation, page 84

3.   We note from the disclosure on pages 24 and 25 of your proxy statement that you awarded performance-based cash bonuses and performance-based equity awards under your annual executive bonus plans for performance in 2007 based on performance measures consisting of a financial target, namely adjusted income from continuing operations, and four strategic objectives. You have not, however, quantified the financial target or identified the strategic objectives that were necessary for your named executive officers to earn their bonus and equity awards. As applicable, please provide such disclosure in your future filings. To the extent you believe that disclosure of the target and the strategic objectives, on a historical basis, would result in competitive harm such that they could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. If it is appropriate to omit the target or the strategic objectives based on a competitive harm analysis, please provide the appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. If discussing how difficult or likely it will be to achieve the financial target or the strategic objectives, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm and provide sufficient discussion and analysis as to the level of increased performance the established measures are intended to incentivize.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 52

4.   We see that the cash flow statement includes an unlabeled sub-total of "Net Income" and "Adjustments to reconcile net income to net cash provided by (used in) operating activities." The sub-total appears to be a non-GAAP financial measure presented on the face of the cash flow statement. As well, it does not appear that the unlabeled subtotal is contemplated under SFAS 95. Please delete the sub-total of "Net Income" and "Adjustments to reconcile net income to net cash provided by (used in) operating activities" from all future filings.

Form 10-Q as of September 30, 2008

Note 3. Restructuring, page 8

5.   We reference the disclosure that on June 30, 2008, you formally announced a plan to realign European operations as a result of the acquisition of Dangaard Telecom. During the quarter ended September 30, 2008 you incurred restructuring costs of $13.7 million that were directly related to the Dangaard Telecom acquisition and recorded as an adjustment to goodwill in purchase accounting. Please tell how you concluded that the restructuring costs meet the criteria discussed in EITF 95-3 to be recorded as liabilities assumed in a purchase business combination and included in the allocation of the acquisition cost.

Note 4. Discontinued Operations, page 9

6.   We see that you have recorded the operations of your locally branded PC business as discontinued operations. Please tell us and revise future filings to disclose your plans with respect to this business; that is, whether you expect to sell or otherwise liquidate the business. In the event that the business is held for sale, future filings should include the disclosures required by paragraph 47 of SFAS 144. In addition, please tell us whether there was any impairment in any tangible or intangible assets related to the PC business.

7.   As a related matter, we also see that you recorded a charge in connection with the PC business during the six months ended June 30, 2006. Please tell us and revise future filings to discuss the nature of the charge, including whether it is related to the impairment of any tangible or intangible assets and, if so, tell us how you considered the disclosure requirements of SFAS 144. In addition, please clarify if this charge is recorded within discontinued operations.

****

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

Gary Todd
Reviewing Accountant